Mail Stop 3561

April 8, 2010

Mr. Mercer Cauley
Chief Executive Officer
Tryon Alpha, Inc.
127 North Tryon Street
Suite 312
Charlotte, NC 28202

>   **Re: Tryon Alpha, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **March 31, 2009**
>   **File No. 000-53139**

Dear Mr. Cauley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Brian K Bhandari
>   Branch Chief
>   Office of Beverages, Apparel and
>   Health Care Services